Exhibit 4.5

Certified Translation from the German Language

Document no. 1244/2003

Recorded on December 1, 2003 in Düsseldorf

Before the undersigned Notary

Bernd Rebach

Notary with official seat in Düsseldorf

The following persons appeared today:

1.	Mr. Fred Wayne Sorenson, born on April 28, 1955, residing in CH-4054 Basel, Steinbühlallee 83, identifying himself by his passport,

2.	Dr. Rito Emil Bergemann, born on August 23, 1959, residing in 79539 Lörrach, Kanderner Straise 39, identifying himself by his passport,

the persons appearing under 1. and 2. declaring that they were acting in their own names and on behalf of

3.	IMOR Private Institute for Medical Outcome Research GmbH, 79539 Lörrach, Untere Herrenstraise 25, registered in the trade register of the Lörrach Local Court under HRB 2476,

which they both were authorized to represent acting solely, and that they were exempted from the restrictions according to § 181 BGB as general managers of the above-mentioned company

- the company represented under 3. hereinafter called the “Vendor”.

4.	Mr. Michael Stümpges, public auditor and tax consultant, with registered office in 44137 Dortmund, Lindemannstraise 77, of known identity,

acting as representative without power of representation, reserving formal approval thereof for the companies mentioned under 5. and 6., namely

5.	AF AXOS GmbH, with official seat in Düsseldorf, registered at the trade register of the Düsseldorf Local Court under HRB 48664,

in the future

IMOR-Analytica GmbH,

79539 Lörrach, Untere Herrenstraise 25,

- the company represented under 5. hereinafter called the “Purchaser” -

6.	The Analytica Group Inc. New York, New York 10016, 450 Park Avenue South 12th Floor,

- the company represented under 6. hereinafter called the “Guarantor” -

The persons appearing, acting as indicated hereinabove, requested recording of the following:

§1

Sale and Transfer

1.	The Vendor agrees to sell and the Purchaser agrees to buy and accept from the Vendor all assets and liabilities which are detailed in Exhibit 1 attached hereto effective as of September 30, 2003 (hereinafter called the “Effective Date”).

The following assets, including but not limited to, shall be sold:

1.1.	movable property detailed in Exhibit 2 hereto. This includes but is not limited to plant and machinery, tools, superstructures and mountings, EDP hardware, vehicles, office and plant equipment and other fixed assets of the Vendor (including assets of low value), adjusted by additions and deductions which have occurred or will occur in the normal course of business in the period between the Effective Date and the conclusion of this Agreement;

1.2.	inventories of raw materials and supplies, work in progress (in particular customer projects in progress), semi-finished products, finished products and merchandise detailed in Exhibit 3 hereto, adjusted by additions and deductions which have occurred or will occur in the normal course of business in the period between the Effective Day and the conclusion of this Agreement;

1.3.	all trade accounts receivable detailed in Exhibit 4 hereto, all other rights and claims including - but not limited to - payments in advance and rights and claims for passage of ownership of assets of the type sold under this Agreement, all rights and claims arising from the agreements taken over by the Purchaser pursuant to § 4 hereinafter and all other current assets including current assets which must be reported as prepayments and accrued income, insofar as the Vendor was the owner of these assets on the Effective Date. All subsidiary rights and rights of priority for the debts outstanding and claims sold under para. 1.3 within the meaning of § 401 BCB, and all types of debt-securing rights;

1.4.	all copies of records and business documents concerning the Vendor and all supplier and customer lists, dealer aids and sales literature, technical documentation (in particular working drawings, test and trial reports, manufacturing drawings, test instructions and drawings of production facilities) and other documentation in original copy;

1.5.	patents existing or applied for, utility-model patents, trademarks and copyrights including software (hereinafter collectively called “property rights”), as detailed in Exhibit 5 hereto, adjusted by additions and deductions which have occurred or will occur in the normal course of business in the period between the Effective Date and the conclusion of this Agreement, and all know-how including all rights relating to inventions, trade secrets, procedures, formulas and other intangibles which are not subject to special protection rights relating to intellectual property (hereinafter collectively called “know-how”) including all embodiments of this know-how;

1.6.	the rights to use the firm name “IMOR Institute for Medical Outcome Research”; the Vendor shall remove the name mentioned hereinabove from the Vendor’s firm name no later than January 31, 2004.

1.7.

Should assets mentioned in the Exhibits hereto be sold or removed in the normal course of business from the sold Business Operation in the period between the Effective Date and the date of signature of this Agreement, they shall be replaced by those assets which were produced, purchased or added to the business operation as replacements or supplements for the assets mentioned in the Exhibits hereto.

1.8.	Should further assets, agreements and liabilities be identified after signature of this Agreement which belong to the Business Operation and have not been expressly mentioned in the Exhibits hereto, the contracting parties shall reach an agreement on subsequent transfer of such assets.

2.	The Vendor is the sole holder of the only share of the CRU Cardiac Research Unit GmbH registered in the trade register of the Bad Oeynhausen Local Court under HRB 3233. The share amounts to EURO 26.000,00 of the share capital in the amount of EURO 26.000,00 (in words: EURO twenty-six thousand). The Vendor warrants that all cash contributions were paid completely and that all contributions in kind were made. The Vendor shall sell and assign and the Purchaser shall buy and accept the hereinabove mentioned share under this transfer agreement. The purchase price for the share shall be EURO 26.000,00 and shall be included in the total purchase price given under § 2 herein. The company owns no real property. Transfer of the above-mentioned share is made in full knowledge of the contents of the public document no. 1488/00 by Notary Dr. Hans Christian Maier dated September 27, 2000. The Vendor shall assign to the Purchaser and the Purchaser shall accept all rights and duties arising from this document. All assignments are subject to a suspensive condition. The condition shall be fulfilled upon complete payment of the first purchase price installment as provided in § 2.

3.	The Vendor holds an undivided share amounting to SFR 18.000,00 (in words: eighteen thousand Swiss Franken), and the person appearing under 2. holds an undivided share in the amount of SFR 1.000,00 (in words: one thousand Swiss Franken) in the share capital amounting to SFR 20.000,00 of the IMOR Private Institute for Medical Outcome Research GmbH registered in the trade register of the canton Basel-city under the company number CH-270.4.001.256-6. The Vendor and the person appearing under 2. warrant that all cash contributions were paid completely. The Vendor and the person appearing under 2. agree to sell and assign and the Purchaser agrees to accept this share under this transfer agreement. The purchase price for this share shall be EURO 12.475,52 and shall be included in the total purchase price given under § 2 herein. The purchase price for the share held by the person appearing under 2. amounts to EURO 700,00 and shall be payable and due on or before December 15, 2003. The company owns no real property. All assignments are subject to a suspensive condition. The condition shall be fulfilled upon complete payment of the first purchase price installment as provided in § 2.

4.

The contracting parties agree that ownership of the assets detailed under sub-paragraph 1 with reference to the exhibits mentioned therein shall pass from the Vendor to the Purchaser effective as of the Effective Date under the suspensive condition that the first purchase price installment pursuant to § 2 was fully paid.

The transfer shall be effected upon signature of this Agreement. As far as these assets are held in the possession of third parties, the Vendor shall assign and the Purchaser shall accept its rights to claim them back effective as of the Effective Date. The risk passes to the Purchaser on the date of transfer of the sold assets.

5.	The Vendor shall assign and the Purchaser shall accept the accounts receivable, claims and rights sold according to sub-paragraph 1 herein effective as of the Effective Date, under the suspensive condition that the first purchase price installment pursuant to § 2 was fully paid.

6.	The Vendor shall use reasonable efforts to support the Purchaser in informing the debtors of rights and claims sold under this Agreement to the Purchaser and /or other third parties holding ownership, rights or possession of the assets sold to the Purchaser under this Agreement. The Vendor shall agree to perform all actions, to make all declarations, comments and signatures for the assets sold under sub-paragraph 1 herein which are required for the transfer of the sold assets to the Purchaser. Insofar as third parties have to give their approval of this transfer, the Vendor shall obtain these approvals.

7.	To the extent that the legally effective transfer of the assets sold under sub-paragraph 1 herein is not possible, the respective asset shall pass to the Purchaser in the internal relationship between the Vendor and the Purchaser, with the consequence that the Vendor shall put the Purchaser into the same economic position as if this transfer had taken place, as far as this is possible and lawful. To the extent that the accounts receivable, claims and rights transferred pursuant to sub-paragraph 1.3 herein do not pass to the Purchaser, the Vendor shall assert these accounts receivable, claims and rights in its own name and on the account of the Purchaser.

8.	Furthermore, the Purchaser shall assume the Vendor’s liabilities as set out in Exhibit 6.

§ 2

Purchase Price

1.	The purchase price shall be based on the balance of the book value of the assets assumed herein less the liabilities according to Exhibit 1 plus an amount of EURO 450.000,00, i.e.

EURO 489.152,18 (in words: four hundred eighty-nine thousand one hundred fifty-two EURO and eighteen CENT)

and shall be due in the amount of EURO 39.152,18 within 2 weeks following notarial recording of this Agreement. The purchase price shall be transferred to the account of the Vendor with the Volksbank Dreilandereck, account number 618411, bank code 68390000. EURO 300.000,00 shall be due when the Bauherrengemeinschaft Dr. Maxion-Bergemann/Roser Sorenson has granted to the Analytica Group, Inc., Florida, USA, an option to purchase the real estate Untere Herrenstraise 25, 79539 Lorrach. This purchase option is to be granted in due form and shall be based on the following key data:

-	The option shall be exercised within 5 years, i.e. on or before 30.11.2008.

-	The purchase price shall be equal to the outstanding amortization amount due to the financing bank on the date on which the option will be exercised plus possible prepayment penalties. All costs (including notary fees, charges for registration in the land register and property acquisition tax) shall be borne by the purchaser;

-	The costs for granting the option shall be borne by the Analytica Group, Inc.

A further installment payment in the amount of EURO 75.000,00 shall be due on March 31, 2004, and the remaining payment in the amount of EURO 75.000,00 shall be due on March 31, 2005, each installment being interest-free. The day of receipt on the Vendor’s bank account shall be decisive for punctual payment.

2.	The contracting parties assume that the purchase price is not subject to value-added tax (§ 1 para. 1 a UStG). Should, however, value-added tax be due, the statutory valued-added tax shall be added to the purchase price. The value-added tax shall then be due 14 days following invoicing. The Vendor shall agree hereby and as of now to prepare such invoice, if required.

§ 3

Obligations and Liabilities assumed; Indemnifications

1.	The Purchaser shall assume all conditional and unconditional obligations and liabilities of the Vendor existing on the Effective Date or thereafter, provided that and insofar as they were expressly and definitely established in Exhibit 1 and/or in Exhibits 6-7 (List of liabilities and material agreements) or in Exhibit 8 (payables list) hereto or as they developed in the normal course of business after the Effective Date.

2.	In particular, the Vendor transfers the following bank accounts with the respective account balances as of the Effective Date. The respective banks have already declared their approval or were informed in advance. The following accounts and account balances are concerned:

•	Commerzbank, no. 281 056 200 with a negative balance as of 30.09.2003: EURO 648,301,76 (in words: six hundred forty-eight thousand three hundred and one EURO seventy-six CENT)

•	Commerzbank loan for leasehold improvements KfW, no. 558 37 45 CP no. 21284415 with an account balance as of 30.09.2003: EURO 238,601,53 (in words: two hundred thirty-eight thousand six hundred one EURO fifty-three CENT).

Should the banks fail to declare their approval or should they have denied their approval already, the Purchaser shall be obliged to balance the above-mentioned accounts fully on or before March 31, 2004.

3.	The Vendor shall indemnify and hold harmless the Purchaser from all obligations and liabilities of the Vendor which might be asserted against the Purchaser and from all interest payments, contract penalties and costs relating thereto, provided that and insofar as they are not covered by this Agreement and are not assumed by the Purchaser.

4.	The Purchaser shall indemnify and hold harmless the Vendor from all obligations and liabilities which might be asserted against the Vendor and from all interest payments, contract penalties and costs, provided that and insofar as they are covered by this Agreement and are assumed by the Purchaser.

§4

Assumption of Agreements of the Vendor

1.	The Purchaser shall assume as of the Effective Date agreements with all rights and claims arising therefrom and with all obligations, liabilities and offers, insofar as they were expressly and finally established in Exhibits 1, 6 and / or 7 hereto, in particular the rent agreement expiring on 31.10.2011 (including parking space) with the Bauherrengemeinschaft Dr. Maxion-Bergemann/Roser Sorenson concerning the company premises Untere Herrenstraise 25, 79539 Lôrrach, and the Vendor shall accept this.

2.	The Vendor shall assign and the Purchase shall accept as of the Effective Date all claims arising from the agreements which the Purchaser assumes pursuant to sub-paragraph 1 herein, under the suspensive condition that the first installment of the purchase price was fully paid. The Purchaser shall assume the obligations of the Vendor arising from these agreements as of the Effective Date.

3.	The parties shall use best efforts to cause the other parties to approve the transfer of the agreements transferred pursuant to this Agreement.

Should a third party fail to approve transfer to the Purchaser, the respective agreement shall nevertheless pass to the Purchaser in the internal relationship between the Vendor and the Purchaser, with the consequence that the Purchaser fulfils this agreement on behalf of the Vendor, but on its own account as far as this is lawful, and accepts fulfilment of the agreement by the other contracting party.

4.	To the extent that this has not been done already, the Vendor shall hand over upon first demand by the Purchaser all documents required for the continuation of transferred agreements. This includes in particular written agreements and documents containing information relating to the state of the agreement and fulfilment on the Effective Date.

§5

Employees, General Managers

The Purchaser shall succeed to all existing employment relationships of the Vendor within the meaning of § 613 a BGB and the resulting rights and obligations, except for the employment relationships with the shareholders and general managers Sorenson and Dr. Bergemann. A list of all full-time and part-time employees employed by the Vendor is attached in Exhibit 9 hereto.

1.	The Vendor has informed the employees mentioned in Exhibit 9 in writing prior to notarial recording of this Agreement fully and completely of the business transfer pursuant to the statutory requirements of § 613 a para. 5 BGB and has made reference to the stipulation under § 613 a BGB. Should employees fail to assert their right of contradiction within one month pursuant to § 613 a Abs. 6 BGB, invoking failure to inform them duly or failure to inform them at all pursuant to § 613 a para. 5 BGB, the Purchaser shall release the Vendor from all costs and claims arising therefrom, if and insofar as the Vendor informs the Purchaser immediately of the contradiction and complies with the instructions given by the Purchaser.

2.	Should employees object to the transfer of the business to the Purchaser or should their employment relationships have been terminated on the Effective Date, the Purchaser shall release the Vendor from all claims asserted by the employees for payment of current wages and salaries and severance payments, if and insofar as the Vendor informs the Purchaser immediately of the contradiction and complies with the subsequent instructions given by the Purchaser.

3.	The persons appearing under 1. and 2. shall agree to render their services to the Purchaser as General Managers pursuant to the General Manager Agreements in Exhibits 10 and 11 attached hereto; the Purchaser shall agree to employ the persons appearing under 1. and 2. as general managers.

§6

Conduct between the Effective Date and the Signature of the Agreement

1.	The Vendor warrants within the meaning of § 8 that it has operated the company in the period between the Effective Date and the signature of the Agreement with the due care and diligence of a prudent businessman and in a manner reasonably consistent with the normal course of business and previous practices and that it has not made any dispositions beyond the normal course of business.

2.	The Vendor warrants within the meaning of § 8 that it has paid to the tax and other authorities all taxes and charges which have become due until the date hereof.

§7

Prohibition to Compete and Non-Solicitation for Employment

1.	The Vendor shall be obliged not to carry out any business activities competing with the business purpose of the object of purchase for a period of at least five years following the date of signature of this Agreement. The Vendor warrants that it shall not participate in other companies, neither directly nor indirectly, which insofar compete with the Purchaser’s intended purpose of business.

2.	The Vendor also warrants that it shall not attempt for a period of five years following the date of signature of this Agreement to solicit, neither directly nor indirectly or through third parties engaged to this purpose, employees which were transferred to the Purchaser under this transfer agreement

3.	In the event of a breach of the obligations under sub-paragraphs 1-2, the Vendor shall pay to the Purchaser a contractual penalty amounting to EURO 150.000,00 for each breach. The contractual penalty shall be forfeited at the start of each breach and shall be paid within two weeks following the start of the breach. In the case of a continuing breach of obligations, the period of limitation of the claims to the Vendor shall be suspended pursuant to §§ 8 and 9. Should the Purchaser not be able to establish its claims exactly, it shall be sufficient to justify the claims in principle.

4.	The above-mentioned prohibition to compete and the contractual penalties shall apply also to the persons appearing under 1. and 2., Dr. Bergemann and Mr. Sorenson, under the following conditions:

The contractual penalty under sub-para. 3 shall be deemed forfeited not only under the above-mentioned conditions, but also if one or both of the employment agreements included in Exhibit 10 and 11 are terminated prematurely, i.e. before 30.11.2008, for reasons to be blamed to one or both of the persons appearing under 1. and 2. The obligor (Dr. Bergemann or Mr. Sorenson) shall then be liable together with the Vendor up to an amount not exceeding EURO 75.000,00 each. For each completed year of employment, the contractual penalty shall be reduced on a pro-rata basis by 20%. Concerning the forfeiture of the contractual penalty, the persons appearing under 1. and 2. shall not be liable as co-debtors in their mutual relationship. The parties and the persons appearing under 1. and 2. mutually declare that the future employment of the persons appearing under 1. and 2. by the company of the Purchaser in the scope stipulated herein was a material basis of this agreement and a material criterion for the determination of the purchase price. Therefore, the parties and the persons appearing agree that the independent contractual penalty provided above does not constitute a circumvention of the provisions of §§ 74 ff. HGB.

§ 8

Independent Representations

The Vendor and the persons appearing under 1. and 2., Mr. Sorenson and Dr. Bergemann, shall guarantee to the Purchaser by way of an independent guarantee (§ 311 para. 1 BGB) and without fault on their part that the following information is complete and correct both on the date of signature of this Agreement and on the Effective Date, except as expressly provided otherwise in this Agreement or the Exhibits hereto, particularly the Letter of Disclosure attached in Exhibit 12 hereto:

1.	The Exhibits 1-9 hereto contain the correct and complete information referred to in the headlines of the respective Exhibit.

2.

The Vendor has full power and authority to enter into and perform this Agreement and to fulfil all obligations stipulated therein. The execution, delivery and performance of this Agreement will not constitute a violation of legally binding obligations of the Vendor or of agreements entered into by the Vendor, and do not constitute a violation of any law and regulation, of any court order or arbritation order or of any regulations by a governmental authority and are fully enforceable. There shall have been obtained all approvals required in connection with the conclusion and performance of this Agreement, in particular approvals granted by the management bodies of the Vendor.

3.	The objects sold are owned by the Vendor and free from any encumbrances. Any sold accounts receivable and rights are existing and free from the rights of third parties.

4.	The sold fixed assets were properly maintained and are in good condition. They shall include all items and other assets required to enable the Purchaser to continue the business in the previous scope.

5.	The sold inventories are in a perfect condition and may be used without restrictions within the framework of the current product program.

6.	The Vendor is sole owner of the property rights detailed in Exhibit 5 hereto and the know-how. These property rights and the know-how are not restricted by the rights of third parties. The Vendor has not granted any licences or any other rights to these property rights to third parties. No further property rights are required for the development, production and sale of products belonging to the Vendor’s Business Operation, including any new developments for which agreements were concluded with customers or for which binding offers were submitted to customers which will be assumed by the Purchaser.

7.	According to the best knowledge of the Vendor, the Business Operation of the Vendor does not violate any property rights of third parties and does not grant the right to third parties to claim licence or similar fees or charges. Claims to demand such payments have not been asserted by third parties and, to the best knowledge of the Vendor, are not threatened to be asserted.

8.	Exhibit 7 hereto includes a complete and correct list of all agreements, undertakings and other contractual obligations of the Vendor on the date of the signature of this Agreement, in particular

8.1.	all agreements with suppliers and customers signed by the Vendor,

8.2.	all agreements with dealers, representatives and consultants and all cooperation agreements signed by the Vendor,

8.3.	all rent and lease agreements and other continuous obligations as well as all agreements with utility providers signed by Vendor,

8.4.	all insurance agreements signed by the Vendor,

8.5.	all licence agreements and other agreements pertaining to industrial property rights signed by the Vendor,

8.6.	all agreements signed between the Vendor and the Vendor’s affiliated companies,

8.7.	all agreements or undertakings restraining competition signed by the Vendor,

8.8.	all guarantee agreements, guarantees, assignments as security signed by the Vendor,

8.9.	all agreements beyond the normal scope of business signed by the Vendor,

provided that and insofar as they are covered by this Agreement and are assumed by the Purchaser under this Agreement.

All listed agreements are existing and in full effect and have not been and will not be terminated by reason of the sale of the objects of purchase to the Purchaser detailed in the Exhibits 1-9 hereto. The transfer does not establish the right for any of the parties hereto to terminate any of these agreements.

9.	Agreements entered into with customers have not been prematurely terminated, and signs for such premature termination are neither known nor recognizable.

10.	There are no claims from defects, claims from deficiencies in title, guarantee claims, damage claims, claims from contractual penalties, other obligations due to nonperformance, rights to rescind a contract or other claims for adjustment resulting from agreements entered into with customers and agreements entered into with other third parties.

11.	Agreements signed between the Vendor and customers relating to deliveries and other performances as well as binding offers submitted to customers (as far as they are accepted) the fulfilment of which will extend beyond the Effective Date shall include appropriate expenses. Reductions in earnings which might follow from the performance of these agreements are neither known nor recognizable.

12.	Exhibit 9 indicates the employees employed by the Vendor including complete and correct data such as name, age, position, beginning of employment, current compensation (including bonuses, profit sharing etc.). Employees not mentioned in Exhibit 9 are not going to claim transfer of their employment to the Purchaser.

13.	There are no plant agreements, settlements of conflicting interests or social compensation plans relating to the object of purchase.

14.	The Vendor is not obliged to pay dismissal payments or severance payments to the employees mentioned in Exhibit 9.

15.	The Vendor has fully and completely disclosed to the Purchaser all information relating to all known and recognizable circumstances which are of material importance to the evaluation of the financial and earnings position of the Vendor’s company and its foreseeable future development. The given information is true and correct and according to the best knowledge of the Vendor there are no circumstances which would interfere with the continuation of the business by the Purchaser in the previous scope or which would negatively affect the financial results.

16.	The Vendor has obtained all approvals and permits required to continue the current business of the company. These approvals and permits are unrestricted; the Vendor has no knowledge of an impending revocation, impending restrictions or other impending requirements. The approvals shall be transferred to the Purchaser; should such transfer be impossible, there are no conditions within the sphere of the Vendor according to the best knowledge of the Vendor which would interfere with the granting of the required approvals or permits to the Purchaser.

17.	The company of the Vendor was operated to the best knowledge of the Vendor, all applicable laws and other regulations inside and outside the country having been observed.

18.	The Vendor is not party to any court proceedings or proceedings pending before government authorities or proceedings brought before arbitration courts, as far as the object of purchase to be assumed by the Purchaser and detailed in the Exhibits hereto is concerned. Such proceedings have not been initiated nor are they pending or recognizable.

19.	All insurance agreements for the benefit of the sold Business Operation are detailed in Exhibit 7a hereto. The Vendor has no knowledge of impending risks related to current business activities which are not sufficiently covered by insurance. The Vendor has fulfilled all obligations thereunder duly and in due time.

20.	The Vendor has not asserted any claims arising from the insurance agreements for the benefit of the sold Business Operation detailed in the Exhibits hereto. No circumstances have occurred which would establish such claims.

21.	The Vendor has no knowledge of tax risks; in particular, no opposition proceedings or actions relating to tax matters are pending.

22.	Exhibit 4 includes a complete and correct list of all trade accounts receivable on the date of signature of this Agreement (accounts receivable list). Exhibit 8 includes a complete and correct list of all trade accounts payable on the date of signature of this Agreement (payables list).

§ 9

Liability and Claims in the Event of Breach of Warranty

1.	Should any warranty or representation given by the Vendor and/or the persons appearing under 1. and 2., Mr. Sorenson and Dr. Bergemann, be wholly or in part incorrect, or should the Vendor and/or the persons appearing under 1. and 2., Mr. Sorenson and Dr. Bergemann, fail to fulfill wholly or in part any warranty or representation under this Agreement, the Purchaser shall be entitled to be put by the Vendor and/or the persons appearing under 1. and 2., Mr. Sorenson and Dr. Bergemann, in the same position the Purchaser would have been in had the representation or warranty which was incorrect or not fulfilled been correct or fulfilled. The Purchaser is entitled to demand at its option rectification within a reasonable period up to a period of four weeks following the request for rectification. The Purchaser is entitled to demand compensation in money or to reduce the purchase price instead of rectification if the Vendor failed to rectify the fault wholly or in part after the period for rectification has expired. The persons appearing under 1. and 2. shall be liable to pay only 50% compensation respectively for damage claims arising from warranties given under this agreement; insofar, joint and several liability of the persons appearing under 1. and 2. shall be excluded. Apart from this, the persons appearing under 1. and 2. shall be liable as co-debtors together with the Vendor.

2.	The Vendor and/or the persons appearing under 1. and 2., Mr. Sorenson and Dr. Bergemann, shall be liable to the Purchaser up to the total amount of the purchase price received by the Vendor pursuant to § 2 herein; the persons appearing under 1. and 2. however, shall be liable only up to 50% of the received purchase price. The Vendor shall not be liable to pay damages resulting from a breach of representation or warranty if the total damage does not exceed the amount of EUR 10.000,00 (in words: ten thousand EURO) - hereinafter called “Exemption Limit”. Should the extent of damage be above the Exemption Limit, the Vendor and the persons appearing under 1. and 2. shall be obliged to compensate the whole damage.

3.	Claims under sub-paragraph 1 hereinabove shall not arise,

•	if the matter establishing the claim relates to damages for which the Vendor will receive compensation from its insurance companies, provided that the damage does not exceed the insurance benefits;

•	as far as the facts are apparent in the documents furnished to the Purchaser concerning the business operation of the Vendor, particularly in the documents relating to the list in Exhibit 13 hereto;

•	third parties compensated the damage to the Purchaser.

4.	Beyond the representations detailed in § 8 herein, no further guarantees shall be required or granted, particularly no guarantees relating to the value, recoverability, sales revenues and earning power of the sold Business Operation. Except as provided to the contrary by binding laws, the Vendor shall have no other rights and remedies but those mentioned in § 9 herein concerning the purchase and transfer of the Business Operation. Therefore, all rights beyond these rights and remedies are precluded, in particular the right to rescind and contest the Agreement due to the non-existence of material properties.

5.

The parties are aware of the current discussion in legal literature relating to the question as to whether § 444 BGB, effective since 01.01.2002, makes impossible the current legal practice in company purchase agreements according to which the Vendor subjects certain guarantees to the Purchaser to certain restrictions, because this stipulation prohibits such restrictions. The parties declare the following, upon having discussed the subject thoroughly with their legal counsels: Both parties are convinced that the stipulation pursuant to § 444 BGB does not apply to independent guarantees (as compared to guarantees covering quality). Before this background, the parties mutually confirm that (a) the guarantees given under §8 establish neither quality guarantees within the meaning of §§ 443, 444 BGB nor quality agreements within the meaning of § 434 Para. 1 sentence 1 BGB, and that (b) the stipulations in § 9 herein do not include any exemptions or restrictions within the meaning of § 444 BGB, and that such exemptions or restrictions were not intended by the parties. The stipulations under § 9 herein rather represent a substantial part of the guarantees themselves and thus establish the content of the independent guarantees granted pursuant to § 8. For these reasons, the parties assume that § 444 BGB does not apply to the independent guarantees made under § 8 herein. This applies also in so far as the guarantees cover properties or qualities of objects of purchase under this Agreement. The parties confirm that the interpretation described under § 9 sub-paragraph 5 herein and the above-mentioned conclusions shall be irrevocable and binding, both between the parties and before any court, arbitration court, official authorites or other natural and legal persons. The parties mutually confirm that the Vendor agreed to make the guarantees under § 8 herein only under the condition that § 444 BGB does not apply to the guarantees. The parties mutually agree that the purchase transaction shall not be reversed even if this condition ceases to exist.

6.	Claims arising from sub-paragraph 1 hereinabove are subject to limitation on 31.12.2004. Claims resulting from tax liabilities are subject to limitation three months after the respective tax assessments for the period until the Effective Date become final. The period of limitation shall be suspended on the date on which the claims are asserted against the Vendor for the first time in writing. Should the Purchaser not be able to establish its claims exactly, it shall be sufficient to justify the claims in principle. Suspension of the limitation period shall be void retroactively if no action will be filed within three more months.

§10

Indemnification by the Vendor

1.	The Vendor and the persons appearing under 1. and 2., Mr. Sorenson and Dr. Bergemann, shall indemnify and save harmless the Purchaser from all claims asserted by third parties which the Purchaser did not expressly assume under this Agreement.

2.	Except as expressly provided to the contrary in this Agreement, the Vendor and the persons appearing under 1. and 2., Mr. Sorenson and Dr. Bergemann, shall indemnify and save harmless the Purchaser from all risks, obligations and claims of third parties which arise as a result of or in connection with the object of purchase and are caused by circumstances existing before the Effective Date. The Vendor’s obligation to indemnify and save harmless the Purchaser applies to the following claims, including but not limited to:

•	claims resulting from unlawful acts,

•	claims resulting from product liability,

•	claims resulting from contamination of buildings, land and groundwater by environmentally hazardous substances.

3.	Except as expressly provided to the contrary in this Agreement, the Vendor and the persons appearing under 1. and 2., Mr. Sorenson and Dr. Bergemann, shall indemnify and save harmless the Purchaser from the satisfaction of claims which are asserted by third parties and arise from continuous obligations and other long-term agreements with recurrent payments which were established for the period prior to the Effective Date, even if the claims become due only after the Effective Date.

4.	The indemnification obligations pursuant to sub-para. 1-3 shall extend beyond the end of the guarantee period. § 9 para. 1, sentence before the last sentence and last sentence, shall apply accordingly.

§11

Indemnification by the Purchaser

The Purchaser shall be obliged towards the Vendor, the persons appearing under 1. and 2. and their spouses, Mrs. Barbel Roser Sorenson and Mrs. Dr. Maxion-Bergemann, to repay the Vendor’s liabilities as detailed unter § 3 sub-paragraph 2 herein due to Commerzbank AC including interest fully on or before March 31, 2004.

As an alternative to immediate repayment of these loans by the Purchaser, the Purchaser may request the Commerzbank AG to release the Vendor, the persons appearing under 1. and 2. and their above-mentioned spouses from any personal liability for repayment of these loans. An appropriate declaration by the Commerzbank AG shall be requested accordingly by the Purchaser and notified by service to the above-mentioned beneficiaries within one month following notarial recording of this agreement.

The provisions established hereinabove shall be agreed upon in the form of a genuine third-party beneficiary contract with respect to the spouses of the persons appearing under 1. and 2., under the condition that the contracting parties shall reserve the right to nullify or modify the third-party’s right without approval of the latter.

§12

Guarantee by the Guarantor; Advisory Council

1.	The guarantor shall irrevocably and unconditionally guarantee that the Purchaser will fulfil all obligations under this Agreement immediately and completely. The guarantor assumes joint and several liability for the fulfillment of all obligations of the Purchaser under this Agreement.

2.	The guarantor shall appoint Mr. Martin Hammer, Malleus Consult GmbH, as member of the advisory council of the Purchaser for two years following notarial recording of this Agreement.

§13

Miscellaneous

1.	Except as expressly provided to the contrary in this Agreement, the parties shall bear their own costs, fees and taxes, including those for consulters engaged by them,

incurred in connection with the conclusion and performance of this Agreement. However, the Purchaser shall bear the consulting fees of Malleus Consult GmbH totalling EUR 75.000,00 (split up in cash payment and shares of the guarantor pursuant to a separate agreement between the parties concerned). The Purchaser shall bear the costs for the notarial recording of this Agreement.

2.	The Vendor shall be entitled at any time following notarial recording of this Agreement to make copies of all documents handed over to the Purchaser, as far as the Vendor is obliged by law to retain these documents. The Purchaser shall be obliged to support the Vendor to a reasonable degree in such cases.

3.	The parties shall agree to carry out all necessary steps immediately to ensure the intended performance of this Agreement.

4.	Modifications and supplements to this Agreement (including the Exhibits thereto) shall be made in writing, provided that no notarial recording is required.

5.	The invalidity of any provision of this agreement or of any part of such provision shall not affect the validity of any other provision of this Agreement which shall remain in full force and effect. This applies correspondingly to the unenforceability of any provision or of any part of such provision. The parties shall agree upon a valid and enforceable provision to replace the invalid and unenforceable provision which comes closest to the economic intention underlying the provision to be replaced. This applies correspondingly to the supplemental interpretation of the Agreement.

6.	Venue for possible disputes arising from this Agreement shall be Lorrach. The Laws of the Federal Republic of Germany shall apply to this Agreement.

7.	The Exhibits 1-14 mentioned in this Agreement are an integral part of this Agreement. This Agreement and the Exhibits mentioned herein constitute the entire agreement between the parties and the persons appearing with respect to the subject matter hereof. There are no further understandings relating to the subject matter hereof at the time of recording, or they shall be no longer effective.

§14

Declarations of Approval

The shareholders’ meetings of the Vendor and the Purchaser and the Board of Directors of the guarantor have irrevocably approved the conclusion of this Agreement.

List of Exhibits:

•	Exhibit 1: List of assets and liabilities to be transferred

•	Exhibit 2: Fixed assets

•	Exhibit 3: Inventories of raw materials and supplies etc.

•	Exhibit 4: Accounts receivable list

•	Exhibit 5: List of property rights

•	Exhibit 6: List of all liabilities to be assumed

•	Exhibit 7: List of material agreements

•	Exhibit 8: Payables list

•	Exhibit 9: List of employees to be taken over

•	Exhibit 10: Employment agreement between the Purchaser and Mr. Fred Sorenson

•	Exhibit 11: Employment agreement between the Purchaser and Dr. Rito Bergemann

•	Exhibit 12: Letter of disclosure by the Vendor

•	Exhibit 13: List of documents handed over to the Purchaser

The persons appearing make reference to the Exhibits 1 to 9 and 13, which were submitted to them for information and signed by them. The persons appearing are aware of their contents. They dispensed with the reading of the exhibits.

The document hereinabove and the Exhibits 10, 11 and 12 were read by the Notary, approved by the persons appearing and personally signed by them and the Notary as follows:

l.s.	signed M. Stumpges
signed Sorenson
signed Rito Bergemann
signed Rebach, notary

Above translation from the German Language is certified to be correct and complete.

Dortmund, December 15, 2003

/s/ Bernd Rebach
(Sworn translator)